Exhibit 99.1

Pembina Pipeline Corporation Reports Record Annual Results in 2018

Pembina reports record setting annual results following full year contribution from strategic acquisition of Veresen and portfolio of growth projects.

All financial figures are in Canadian dollars unless noted otherwise.

CALGARY, Feb. 21, 2019 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today its financial and operating results for the fourth quarter and full year 2018.

Operational and Financial Overview

($ millions, except where noted)	3 Months Ended December 31 (unaudited)		12 Months Ended December 31
	2018	2017(1)	2018	2017(1)
Revenue	1,726	1,716	7,351	5,400
Net revenue(2)	706	709	2,836	2,238
Share of profit from equity accounted investees(3)	129	116	411	116
Gross profit	663	555	2,327	1,474
Earnings	368	445	1,278	883
Earnings per common share – basic (dollars)	0.66	0.83	2.28	1.87
Earnings per common share – diluted (dollars)	0.66	0.83	2.28	1.86
Cash flow from operating activities	674	523	2,256	1,513
Cash flow from operating activities per common share – basic (dollars)(2)	1.33	1.04	4.47	3.55
Adjusted cash flow from operating activities(2)	543	499	2,154	1,396
Adjusted cash flow from operating activities per common share – basic (dollars)(2)	1.07	0.99	4.27	3.27
Common share dividends declared	289	272	1,131	873
Dividends per common share (dollars)	0.57	0.54	2.24	2.04
Preferred share dividends declared	31	26	122	83
Capital expenditures	356	314	1,226	1,839
Proportionately Consolidated Financial Overview(2)
Volumes (mboe/d)(4)(5)	3,453	3,250	3,398	3,050
Operating margin(2)	800	749	3,154	1,922
Adjusted EBITDA(2)	715	674	2,835	1,697

(1)	Financial results reported for all 2017 periods have been restated to reflect the Corporate Reorganization and adoption of IFRS 15. See disclosure under "Changes in Reporting" in the MD&A.
(2)	Refer to "Non-GAAP Measures".
(3)	Includes Investments in Equity Accounted Investees - Alliance, Aux Sable, Ruby, Veresen Midstream, CKPC, Grand Valley and Fort Corp.
(4)	Total revenue volumes. Revenue volumes are physical volumes plus volumes recognized from take-or-pay commitments. Volumes are stated in thousand barrels of oil equivalent per day ("mboe/d"), with natural gas volumes converted to mboe/d from millions of cubic feet per day ("MMcf/d") at a 6:1 ratio. Volumes for 2017 have been restated to reflect the Corporate Reorganization.
(5)	Average volumes for assets acquired in the Veresen Acquisition are calculated over the period following the Veresen Acquisition, rather than the full twelve months ended December 31, 2017, which would have resulted in average volumes of 2,608 mboe/d.

Financial and Operational Overview by Division

	3 Months Ended December 31 (unaudited)						12 Months Ended December 31
	2018			2017 (1)			2018			2017 (1)
($ millions)	Volumes (2)	Gross Profit	Operating Margin (3)	Volumes (2)	Gross Profit	Operating Margin (3)	Volumes (2)	Gross Profit	Operating Margin (3)	Volumes (2)	Gross Profit	Operating Margin (3)
Pipelines Division	2,529	301	437	2,450	255	395	2,521	1,255	1,773	2,304	683	948
Facilities Division	924	155	238	800	136	186	877	574	899	746	429	596
Marketing & New Ventures Division(4)	—	203	121	—	162	166	—	484	468	—	353	369
Corporate	—	4	4	—	2	2	—	14	14	—	9	9
Total	3,453	663	800	3,250	555	749	3,398	2,327	3,154	3,050	1,474	1,922

(1)	Financial results reported for all 2017 periods have been restated to reflect the Corporate Reorganization and the adoption of IFRS 15. See disclosure under "Changes in Reporting" in the MD&A.
(2)	Pipelines and Facilities Divisions are revenue volumes which are physical plus volumes recognized from take-or-pay commitments. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio. Volumes for 2017 have been restated to reflect the Corporate Reorganization.
(3)	Refer to "Non-GAAP Measures".
(4)	Marketed NGL volumes are excluded from Volumes to avoid double counting. Refer to "Marketing & New Ventures Division" in the MD&A for further information.
(5)	Average volumes for assets acquired in the Veresen Acquisition are calculated over the period following the Veresen Acquisition, rather than the full twelve months ended December 31, 2017, which would have resulted in average volumes of 1,909 mboe/d for the Pipelines Division, 699 mboe/d for the Facilities Division and total average volumes of 2,608 mboe/d.

Financial Highlights

Pembina delivered strong 2018 financial and operational results leading to record full year earnings and Adjusted EBITDA. These results were largely driven by the full-year contribution from assets included in the acquisition of Veresen Inc. ("Veresen") in October 2017 ("Veresen Acquisition") and assets placed into service following a large-scale capital program, driving growing revenue volumes. Highlights for the fourth quarter and full year 2018 include:

  Fourth quarter and full year earnings of $368 million and $1.3 billion, a 17 percent decrease and 45 percent increase, respectively, over the same periods in 2017;
  Cash flow from operating activities of $674 million for the fourth quarter and $2.3 billion in 2018, increases of 29 percent and 49 percent, respectively, over the same periods in 2017. Adjusted cash flow from operating activities increased by nine percent and 54 percent to $543 million and $2.2 billion in the fourth quarter and full year 2018, respectively, compared to the same periods in 2017;
  On a per share (basic) basis, cash flow from operating activities for the fourth quarter and full year 2018 increased by 28 percent and 26 percent, respectively, compared to the same periods in the prior year. On a per share (basic) basis, adjusted cash flow from operating activities for the fourth quarter increased eight percent and 31 percent for the full year compared to the same periods of the prior year;
  Fourth quarter and full year operating margin of $800 million and $3.2 billion, were seven percent and 64 percent higher, respectively, than the same periods of the prior year; and
  Fourth quarter and full year Adjusted EBITDA of $715 million and $2.8 billion, representing six percent and 67 percent increases, respectively, over the same periods in 2017.

Operational Highlights

  Total volumes of 3,453 mboe/d for the fourth quarter and 3,398 mboe/d for the full year in 2018, which represent six percent and 11 percent increases, respectively, over the prior year;
  Pipelines Division volumes during the fourth quarter of 2,529 mboe/d and full year of 2,521 mboe/d, representing three percent and nine percent increases, respectively, compared to the same periods of 2017. Higher volumes were predominately the result of increased utilization on the Peace and Drayton systems including assets placed into service in the prior year;
  Facilities Division volumes of 924 mboe/d in the fourth quarter and 877 mboe/d for the full year in 2018, representing increases of 16 percent and 18 percent, respectively, compared to the same periods of 2017. These increases were caused by new volumes arising from a full year of operations from Veresen Midstream's Sunrise, Tower and Saturn facilities in 2018; increased utilization at Duvernay I gas plant and the Redwater complex; and higher volumes at the majority of the other facilities as customers continued to increase production in the resource basins where Pembina operates; and
  Marketing & New Ventures Division increased marketed NGL sales volumes by two percent to 201 mboe/d in the fourth quarter over the comparable period in 2017 and generated quarterly operating margin of $121 million, a 27 percent decrease over the comparable period in 2017. The decrease in operating margin in the fourth quarter was due to the lower margins on commodity sales as a result of lower crude oil and NGL market prices compared to the same period in 2017, combined with increased market-based intercompany fees, offset by the swing to a realized gain on commodity-related derivative financial instruments, compared to the realized loss in the same period of 2017. On a full year basis, operating margin was $468 million in 2018 compared to $369 million in 2017. This increase was the result of the full year contribution from the equity accounted investment in Aux Sable.

Executive Overview

2018 was truly remarkable for Pembina. We strengthened our financial and operational performance, driven by our diverse and strategically-located assets, strong customer contracts, and the dedication and creativity of our customers and employees. Over this past year, we continued to secure new business, pursued growth projects, operated safely and reliably and further enhanced our already strong relationships with the communities where we live, work and play.

In 2018, we announced the next evolution in Pembina's corporate strategy - the move towards accessing global markets. Pembina is committed to identifying additional opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure that would extend our service offering further along the hydrocarbon value chain. These new developments will contribute to ensuring that hydrocarbons produced in the Western Canadian Sedimentary Basin and the other basins where Pembina operates can reach the highest value markets throughout the world. Our recently approved PDH/PP Facility, the Prince Rupert LPG Export Terminal, currently under construction, and our proposed Jordan Cove LNG project are examples of such developments.

The most notable financial achievement over the past year was exceeding the high end of our original 2018 guidance range with Adjusted EBITDA of $2,835 million, seven percent higher than the mid-point of the original range. Contributing to this record-breaking Adjusted EBITDA was the full-year contribution from the greater than $10 billion increase in assets from the Veresen Acquisition and new assets placed into service following the execution of our large-scale capital program completed in 2017.

The Veresen Acquisition was transformational for Pembina and we are pleased with how well the integration of staff and systems went. Bringing together two large and different organizations comes with a wide range of risks and yet, through the diligent management of our integration team, we are realizing the strategic and financial benefits of the combination.

Along with record Adjusted EBITDA, our 2018 adjusted cash flow from operating activities per common share of $4.27 also was an all-time high. Notably, when comparing where we are now, to where we were ten years ago, we have grown volumes by 180 percent, cash flow per share by 171 percent, and the dividend by 50 percent. Over the same 10-year period, shareholders have realized a total return of about 380 percent, or 17 percent per year, assuming reinvestment of their dividends.

Our steady and growing dividend is one of the strongest ways we demonstrate our ongoing commitment to shareholders. We have always worked hard to ensure our ability to pay a competitive dividend and the 5.6 percent dividend increase in 2018 represents our seventh consecutive annual increase. Since our inception, Pembina has returned over $6.9 billion to our shareholders and the dividend has never been reduced. Ensuring Pembina continues to deliver a sustainable and growing dividend to shareholders remains a top priority.

Continuing our dividend track record while growing the business requires a strong commitment to prudent financial management, something that has always been fundamental to Pembina. As the Company has grown we have also improved the risk profile of the business and strengthened our financial guardrails. We have increased the percentage of our Adjusted EBITDA that comes from fee-based business and our dividend is fully supported by these fee-based cash flows, meaning Pembina is not reliant on the commodity exposed part of our business to fund the dividend. In addition, Pembina has a very strong balance sheet, low payout ratio and expects to fund our near-term capital program without the need for external equity.

In 2018, we placed approximately $900 million of projects into service, including the Phase IV and V expansions of the Peace Pipeline system, Veresen Midstream's North Central Liquids Hub and Saturn II gas plant, cavern developments as well as several other value-added capital projects. We also secured over $1.8 billion of new capital projects including the Phase VI and VII Peace Pipeline expansions, Hythe Developments and Duvernay III. Consistent with Pembina's guardrails, these projects are underpinned by long-term fee-based contracts that will generate incremental secure and predictable cash flow to support the stability and growth of the dividend. With new projects placed into service in 2018, we announced an Adjusted EBITDA guidance range of $2.8 to $3.0 billion and a $1.6 billion capital program for 2019.

We are entering the new year with positive momentum and already in 2019 Pembina has secured the $500 million Phase VIII Peace Pipeline expansion and through our joint venture, Canada Kuwait Petrochemical Corporation, approved development of a $4.5 billion ($2.5 billion net to Pembina) integrated PDH/PP Facility. The prospects for future growth, both within the base business and further extensions of our value chain, remain robust. We are as rich in growth opportunities as we have ever been, which is a testament to both the resiliency and creativity of our customers and the underlying attractiveness of the Western Canadian Sedimentary Basin.

We look forward to the year ahead and are optimistic, confident and excited to continue 'Building Something Extraordinary'.

New Developments and Growth Projects Update

Pipelines Division

  Pembina's Phase IV and Phase V expansions of the Peace Pipeline system were both placed into service in December 2018, on-time and slightly over budget;
  Pembina continues to progress its Phase VI Peace Pipeline expansion, which includes: upgrades at Gordondale, Alberta; a new 16-inch pipeline from La Glace to Wapiti, Alberta and associated pump station and terminal upgrades; and a 20-inch pipeline from Kakwa to Lator, Alberta. This project is trending over budget and on schedule, with an anticipated in-service date in the second half of 2019, subject to environmental and regulatory approvals;
  Aligning with the Phase VI expansion, the Company is progressing the Wapiti Condensate Lateral, a 12-inch lateral, which will connect growing condensate volumes from a third-party owned facility in the Pipestone Montney region into Pembina's Peace Pipeline. Subject to regulatory and environmental approvals, this lateral is expected to be in service in the second half of 2019;
  As previously announced in the quarter, Pembina is proceeding with the Phase VII Peace Pipeline expansion, which will include: a new 20-inch, approximately 220-kilometer pipeline in the La Glace-Valleyview-Fox Creek corridor, as well as six new pump stations or terminal upgrades, between La Glace and Edmonton, Alberta. This project has an estimated capital cost of $950 million and is anticipated to be in service in the first half of 2021, subject to environmental and regulatory approvals;
  Subsequent to the quarter, Pembina announced that it is proceeding with the Phase VIII Peace Pipeline expansion, which will include: new 10 and 16-inch pipelines in the Gordondale to La Glace corridor as well as six new pump stations or terminal upgrades located between Gordondale and Fox Creek, Alberta. This project has an estimated capital cost of $500 million and is anticipated to be placed into service in stages starting in 2020 through the first half of 2022, subject to regulatory and environmental approvals; and
  Development continues on the previously announced NEBC Montney Infrastructure in proximity to the Company's Birch Terminal. This new infrastructure is anticipated to be in service in Q3 2019.

Facilities Division

  The Company's one million barrel Burstall Ethane Storage facility located near Burstall, Saskatchewan was placed into service in January 2019;
  Pembina continues with the construction of new fractionation and terminalling facilities at the Company's Empress, Alberta extraction plant for a total expected capital cost of approximately $120 million. Detailed engineering is on track and all major equipment purchases have been made. These facilities have an anticipated in-service date of late 2020;
  Development continues at Pembina's Prince Rupert LPG export terminal. Detailed engineering is ongoing and early construction work continues. This project is anticipated to have a total capital cost of $250 million and is anticipated to be in service in mid-2020, subject to regulatory and environmental approvals;
  Pembina continues to progress construction of Duvernay II, the 100 MMcf/d sweet gas, shallow cut processing facility, including 30,000 bpd of condensate stabilization and other associated infrastructure. The facilities have an expected total capital cost of $290 million. Construction has commenced and the project continues to track on budget and on schedule with an expected in-service date in Q4 2019;
  As announced during the quarter, Pembina will construct and operate additional infrastructure ("Duvernay III") at the Company's Duvernay Complex. Duvernay III will include a 100 MMcf/d sweet gas, shallow cut processing facility (a replica of Pembina's Duvernay I and II gas plants) and 20,000 bpd of condensate stabilization and water handing infrastructure. Pembina expects the total capital cost to be $165 million with an anticipated in-service date of mid-to-late 2020, subject to regulatory and environmental approvals;
  Also announced during the quarter, the Hythe Developments project will see Pembina and its 45 percent owned joint venture, Veresen Midstream construct natural gas gathering and processing infrastructure in the Pipestone Montney region. Collectively, the Hythe Developments have an estimated total capital cost of approximately $380 million ($185 million net to Pembina) and have an anticipated in-service date of late 2020, subject to regulatory and environmental approvals; and
  The previously announced Redwater co-generation facility is trending under budget and is expected to be placed into service in the first quarter of 2019.

Marketing & New Ventures Division

  Subsequent to the quarter, Pembina, along with Petrochemical Industries Company K.S.C. ("PIC") of Kuwait, announced a positive final investment decision to construct a 550,000 tonne per annum integrated propane dehydrogenation ("PDH") plant and polypropylene ("PP") upgrading facility ("PDH/PP Facility") through their equally-owned joint venture entity, Canada Kuwait Petrochemical Corporation. The PDH/PP Facility will be located adjacent to Pembina's Redwater fractionation complex and will convert approximately 23,000 bpd of locally supplied propane into polypropylene, a high value recyclable polymer used in a wide range of finished products including automobiles, medical devices, food packaging and home electronic appliances, among others. Pembina's net investment in this project is expected to be $2.5 billion with an expected contribution to annual Adjusted EBITDA of $275 to $350 million, net to Pembina. This project is expected to be in service mid-2023, subject to environmental and regulatory approvals; and
  Pembina continues to progress its proposed Jordan Cove LNG project that will transport natural gas from the Malin Hub in southern Oregon to an export terminal. The Company has received a Notice of Schedule that indicates FERC will provide a decision not later than November 2019. Pembina continues to work with various state and other agencies to progress the project on a similar time line. In addition, as previously disclosed, the Company executed non-binding off-take agreements, for a total of 11 million tonnes per annum ("Mtpa"), which exceeds the planned capacity of 7.5 Mtpa. Pembina is working to conclude off-take agreements in the first quarter of 2019. Pembina continues to anticipate first gas in 2024, pending the receipt of the necessary regulatory approvals, a positive final investment decision and other requirements.

Financing

  On December 31, 2018, Pembina's Series F Convertible Debentures matured. At maturity, the outstanding principal of $1.6 million plus accrued and unpaid interest was settled in cash.

Dividends

  Declared and paid dividends of $0.19 per qualifying common share for the applicable record dates in October, November and December 2018; and
  Declared and paid quarterly dividends per qualifying preferred shares of: Series 1: $0.265625; Series 3: $0.29375; Series 5: $0.3125; Series 7: $0.28125; Series 9: $0.296875; Series 11: $0.359375; Series 13: $0.359375; and Series 21: $0.30625 to shareholders of record as of November 1, 2018. Declared and paid quarterly dividends per qualifying preferred shares of: Series 15: $0.279; Series 17: $0.3125; and Series 19: $0.3125 to shareholders of record on December 17, 2018.

Fourth Quarter 2018 Conference Call & Webcast

Pembina will host a conference call on Friday, February 22, 2019 at 8:00 a.m. MT (10:00 a.m. ET) for interested investors, analysts, brokers and media representatives to discuss details related to the fourth quarter and full year 2018 results. The conference call dial-in numbers for Canada and the U.S. are 647-427-7450 or 888-231-8191. A recording of the conference call will be available for replay until March 1, 2019 at 11:59 p.m. ET. To access the replay, please dial either 416-849-0833 or 855-859-2056 and enter the password 4476144. A live webcast of the conference call can be accessed on Pembina's website at www.pembina.com under Investor Centre, Presentation & Events, or by entering:
https://event.on24.com/wcc/r/1880615/5C669B405E364DCA99AEBF12B03DD994 in your web browser. Shortly after the call, an audio archive will be posted on the website for a minimum of 90 days.

2019 Investor Day

Pembina will hold an Investor Day on Tuesday, May 14, 2019 at The Omni King Edward Hotel in Toronto, Ontario. For parties interested in attending the event, please email investor-relations@pembina.com to request an invitation.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. The Company also owns gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to identifying additional opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure that would extend Pembina's service offering even further along the hydrocarbon value chain. These new developments will contribute to ensuring that hydrocarbons produced in the Western Canadian Sedimentary Basin and the other basins where Pembina operates can reach the highest value markets throughout the world.

Purpose of Pembina:

To be the leader in delivering integrated infrastructure solutions connecting global markets;

  Customers choose us first for reliable and value-added services;
  Investors receive sustainable industry-leading total returns;
  Employees say we are the 'employer of choice' and value our safe, respectful, collaborative and fair work culture; and
  Communities welcome us and recognize the net positive impact of our social and environmental commitment.

Pembina's strategy is to:

  Preserve Value by providing safe, environmentally conscious, cost-effective and reliable services;
  Diversify by providing integrated solutions which enhance profitability and customer service;
  Implement Growth by pursuing projects or assets that are expected to generate cash flow per share accretion and capture long-life, economic hydrocarbon reserves; and
  Secure Global Markets by understanding what the world needs, where they need it, and delivering it.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Statements and Information

This document contains certain forward-looking statements and information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "continue", "anticipate", "schedule", "will", "expects", "estimate", "potential", "planned", "future" and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements, including certain financial outlook, pertaining to, without limitation, the following: Pembina's corporate strategy; expectations about industry activities and development opportunities; expectations about future growth opportunities and demand for our service; expectations regarding new corporate developments and impact on access to markets; anticipated adjusted EBITDA projections for 2019 and financial performance expectations resulting from Pembina's capital expenditures; planning, construction, capital expenditure estimates, schedules, regulatory and environmental applications and approvals, expected capacity, incremental volumes, in-service dates, rights, activities and operations with respect to planned new construction of, or expansions on existing pipelines, gas services facilities, fractionation facilities, terminalling, storage and hub facilities, facility and system operations and throughput levels; anticipated synergies between assets under development, assets being acquired and existing assets of the Company; the future level and sustainability of cash dividends that Pembina intends to pay its shareholders, including the expected future cash flows and the sufficiency thereof.

The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: oil and gas industry exploration and development activity levels and the geographic region of such activity; the success of Pembina's operations and growth projects; prevailing commodity prices and exchange rates and the ability of Pembina to maintain current credit ratings; the availability of capital to fund future capital requirements relating to existing assets and projects; future operating costs; geotechnical and integrity costs; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities; that there are no unforeseen material costs relating to the facilities which are not recoverable from customers; prevailing interest and tax rates; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to lawsuits and environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the regulatory environment and decisions; the impact of competitive entities and pricing; labour and material shortages; reliance on key relationships and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates, climate change initiatives or policies or increased environmental regulation; the failure to realize the anticipated benefits or synergies of acquisitions due to the factors set out herein, integration issues or otherwise; fluctuations in operating results; adverse general economic and market conditions in Canada, North America and worldwide, including changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, commodity prices, supply/demand trends and overall industry activity levels; ability to access various sources of debt and equity capital; changes in credit ratings; counterparty credit risk; technology and cyber security risks; and certain other risks detailed from time to time in Pembina's public disclosure documents available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. Readers are cautioned that management of Pembina approved the financial outlook contained herein as of the date of this press release. The purpose of the 2019 Adjusted EBITDA projection is to provide investors with an indication of the value to Pembina of capital projects that have been and will be brought into service in 2019. Readers should be aware that the information contained in the financial outlook contained herein may not be appropriate for other purposes. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Non-GAAP Measures

In this news release, Pembina has used the terms net revenue, operating margin, adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA), Adjusted EBITDA per common share, cash flow from operating activities per common share, adjusted cash flow from operating activities per common share, which do not have any standardized meaning under IFRS ("Non-GAAP Measures"). Since Non-GAAP financial measures do not have a standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies, securities regulations require that Non-GAAP financial measures are clearly defined, qualified and reconciled to their nearest GAAP measure. These Non-GAAP measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods. The intent of Non-GAAP measures is to provide additional useful information respecting Pembina's financial and operational performance to investors and analysts and the measures do not have any standardized meaning under IFRS. The measures should not, therefore, be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS.

Non-GAAP Proportionate Consolidation of Investments in Equity Accounted Investees Results

In accordance with IFRS, Pembina's jointly controlled investments are accounted for using equity accounting. Under equity accounting, the assets and liabilities of the investment are net into a single line item in the Consolidated Statement of Financial Position, Investments in Equity Accounted Investees. Net earnings from Investments in Equity Accounted Investees are recognized in a single line item in the Consolidated Statement of Earnings and Comprehensive Earnings, share of profit from equity accounted investees. Cash contributions and distributions from Investments in Equity Accounted Investees represent Pembina's proportionate share paid and received in the period to and from the equity accounted investment.

To assist the readers' understanding and evaluation of the performance of these investments, Pembina is supplementing the IFRS disclosure with Non-GAAP disclosure of Pembina's proportionately consolidated interest in the Investments in Equity Accounted Investees. Pembina's proportionate interest in Investments in Equity Accounted Investees has been included in operating margin, Adjusted EBITDA and other reconciling line items to IFRS. A reconciliation of operating margin and Adjusted EBITDA to share of profit from equity accounted investees can be found under the heading "Proportionately Consolidated Results by Investments in Equity Accounted Investees" in the MD&A.

Other issuers may calculate these Non-GAAP measures differently. Investors should be cautioned that these measures should not be construed as alternatives to revenue, earnings, cash flow from operating activities, gross profit or other measures of financial results determined in accordance with GAAP as an indicator of Pembina's performance. For additional information regarding Non-GAAP measures, including reconciliations to measures recognized by GAAP, please refer to Pembina's management's discussion and analysis for the period ended December 31, 2018, which is available online at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

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SOURCE Pembina Pipeline Corporation

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For further information: Investor Relations: Cameron Goldade, Vice President Capital Markets, (403) 231-3156, 1-855-880-7404, E-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 17:51e 21-FEB-19